United States securities and exchange commission logo





                             October 20, 2023

       Paul B. Prager
       Chief Executive Officer
       TeraWulf Inc.
       9 Federal Street
       Easton, Maryland 21601

                                                        Re: TeraWulf Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 29,
2023
                                                            File No. 333-274788

       Dear Paul B. Prager:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Please confirm your understanding that we will not be in a position to declare your Form
                                                        S-3 effective until all
outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2022
have been resolved. In addition, to the extent that any
                                                        comments related to our
review of your Form 10-K apply to disclosure in the Form S-3, please make
corresponding revisions to all affected disclosure. Please also confirm that you will include in
future Exchange Act filings all applicable disclosures you include, or will include, in your
Form S-3 in response to our comments.
       Prospectus Summary
       Business Overview, page 4

   2.                                                   Please include an
expanded description of your miners disclosing:
                                                            the types of miners
your own;
 Paul B. Prager
TeraWulf Inc.
October 20, 2023
Page 2
                the average, mean and range of the ages of your miners;
                the average downtime due to scheduled maintenance and non-scheduled maintenance; and
                the average, mean and range of the energy efficiency of your miners.
3. Please provide a comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one mined bitcoin. Your analysis should identify and explain all relevant inputs used in your calculation and the key assumptions used in preparing it. Quantitative tabular disclosure may be helpful. Please also discuss any known trends related to your breakeven analysis as of the most recent practicable date, such as whether your cost of revenue and mining inputs (e.g., electricity costs) have materially increased or decreased in recent periods.
Description of Capital Stock, page 10

4. Please revise this section to provide all information required by Regulation S-K Item
         202(c) regarding the warrants overlying the securities offered.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



FirstName LastNamePaul B. Prager                               Sincerely,
Comapany NameTeraWulf Inc.
                                                               Division of
Corporation Finance
October 20, 2023 Page 2                                        Office of Crypto
Assets
FirstName LastName